4/11/2003



03054441

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50078

SEC MAIL PROCESSING RECEIVED APR 01 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3655 NOBEL DR., SUITE 540
(No. and Street)

SAN DIEGO (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT KYLE 858-623-1600 x 605
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name — *if individual, state last, first, middle name*)

1000 WILSHIRE BLVD., STE. 300 LOS ANGELES, CA 90017-246
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 22 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ROBERT KYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DP SECURITIES, INC., as of MARCH 31ST, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

BOBBI SUE RICHARDSON
Commission # 1318553
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a – 5(d) and Report of Independent Certified Public Accountants

DP SECURITIES, INC.

December 31, 2002

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
DP Securities, Inc.

We have audited the accompanying statement of financial condition of DP Securities, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DP Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements of the Company have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2002, the Company has incurred losses of $109,972 and as a result, it has an accumulated deficit of $90,680 at December 31, 2002. Further, in August 2002, its trading desk was closed and trading operations discontinued. In January 2003, the Parent announced a restructuring of its operations whereby it has de-emphazised broker dealer activities and consequently, it may no longer be able to support the operations of the Company. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans are discussed in Note A. The accompanying financial statements do not include any adjustments relating to this uncertainty.

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Grant Thornton LLP
US Member of Grant Thornton International

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17 a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Irvine, California
February 7, 2003

DP Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 11,267
Receivable from NASD	4,135
Securities at market value	3,300
Total assets	$ 18,702

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 882
Total liabilities	882
STOCKHOLDER'S EQUITY	
Common stock; $.0205 par value; 1,000,000 shares authorized, issued and outstanding	20,500
Additional paid-in capital	88,000
Accumulated deficit	(90,680)
Total stockholder's equity	17,820
Total liabilities and stockholder's equity	$ 18,702

The accompanying notes are an integral part of this statement.

DP Securities, Inc.

STATEMENT OF OPERATIONS

Year ended December 31, 2002

REVENUES	
Commission and other fees	$ 647,896
Placement fees	418,700
Income (loss) on market value of securities owned	(20,268)
Total revenues	1,046,328
EXPENSES	
Execution and clearing costs	169,140
Referral fees	214,633
General and administrative	21,288
Overhead paid to Parent	754,904
Total operating expenses	1,159,965
Loss before income taxes	(113,637)
Income taxes benefit	3,665
NET LOSS	$ (109,972)

The accompanying notes are an integral part of this statement.

DP Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2002

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - December 31, 2001	1,000,000	$ 20,500	$ 88,000	$ 19,292	$ 127,792
Net loss	-	-	-	(109,972)	(109,972)
Balance - December 31, 2002	1,000,000	$ 20,500	$ 88,000	$ (90,680)	$ 17,820

The accompanying notes are an integral part of this statement.

DP Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (109,972)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in accounts receivable from clearing broker	19,342
Decrease in accrued expenses	(6,148)
Net cash used in operating activities	(96,778)
Net decrease in cash and cash equivalents	(96,778)
Cash and cash equivalents, beginning of year	108,045
Cash and cash equivalents, end of year	$ 11,267
Supplemental disclosures of cash flow information	
Income taxes paid	$ -

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT POLICIES

Nature of Business

DP Securities, Inc. (the "Company") was organized in 1997 under the laws of California and began operations in October 1997. The Company is located in San Diego, California and is a registered broker-dealer in securities. The Company is a member of the National Association of Securities Dealers, Inc. and is a wholly-owned subsidiary of PCS Research Technology, Inc. (formerly DirectPlacement, Inc., the "Parent"). As an introducing broker, all transactions on behalf of customers are cleared on a fully disclosed basis with an independent clearing organization. The Company also participates in underwritings of private placements.

The Company is economically dependent on its Parent for deal and transaction flow, managerial and administrative services and corporate overhead. During the year ended December 31, 2002, the Company paid its Parent $754,904 for these services.

Basis of Presentation

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2002, the Company has incurred losses of $109,972 and as a result, it has an accumulated deficit of $90,680 at December 31, 2002. Further, in August 2002, its trading desk was closed and trading operations were discontinued. In January 2003, the Parent announced a restructuring of its operations whereby it has de-emphazised broker dealer activities and as a result, it may no longer be able to support the operations of the Company. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans are focused on complying with the minimum requirements to maintain the Company's license active, executing selective placement transactions as those opportunities arise and reducing its cash operating needs. The accompanying financial statements do not include any adjustments relating to this uncertainty.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts in banks with maturities of three months or less.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third day following the transactions date, which is not materially different than on a trade date basis.

NOTE A - SUMMARY OF SIGNIFICANT POLICIES - Continued

Securities Transactions (continued)

Securities owned are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in revenues on the statement of operations. At December 31, 2002, management believes the fair value of securities owned approximates cost.

Placement Fees

Placement fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company participates as an underwriter or agent. These fees are recorded when the underwriting is completed and the income is reasonably determinable. Referral fees related to placement transactions are expensed when the related revenue is recognized. Securities received for placement activities in placement fee revenues value at their fair value as determined using a Black Scholes valuation model.

During 2002, the Company received a total of 20,699 warrants (valued at $5.60 per warrant using a Black Scholes valuation model), in addition to cash compensation, as part of a placement transaction. Of the total warrants received, the Company paid 10,350 warrants to third party finders and 6,727 warrants to employees of the Parent. As a result, the Company retained 3,622 warrants as securities owned. Accordingly, the Company has recognized revenue of $115,825 for the warrants received and $95,557 of expense for the warrants paid. At December 31, 2002, At December 31, 2002, the 3,622 warrants securities owned by the Company are carried at zero as they are "out of money" and a loss of $20,268 has been recognized in the statement of operations to reflect the warrants at their fair value.

Income Taxes

The Company files a consolidated return with its Parent and provides for income taxes based on its separate operations. The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No.109, *Accounting for Income Taxes* (SFAS No. 109). SFAS No. 109 is an asset and liability approach that requires the recognition of deferred taxes and liabilities for the expected future tax consequences of events that have been recognized by the Company. SFAS No. 109 considers all expected future events other than enactments of changes in the tax law or rates.

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

DP Securities, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates in the near term.

NOTE B – RESERVE REQUIREMENT

The Company does not hold funds or securities for Customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

NOTE C - CLEARING BROKER

The clearing and depository operations for the Company's proprietary transactions are performed by an independent clearing broker organization pursuant to a clearance agreement. At December 31, 2002, no amounts are receivable from the clearing broker. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

NOTE D - NET CAPITAL REQUIREMENT

The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company had defined net capital of $18,620, which was $13,620 in excess of its required minimum net capital of $5,000.

NOTE E - RELATED PARTY TRANSACTIONS

Fees for managerial and administrative services in the amount of $754,904 were paid to the Parent in 2002 and have been included in expenses for the year ended December 31, 2002.

NOTE F- COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a broker-dealer in the normal course of business. In the opinion of management, these matters will not have an adverse impact on the Company's results of operations or financial condition.

SUPPLEMENTARY INFORMATION

DP Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 17,820
Add:	
Other (deductions) or allowable credits	(3,300)
Total capital and allowable subordinated liabilities	14,520
Deductions and/or charges:	
A. Non-allowable assets	-
Net capital before haircuts on securities positions	14,520
Haircuts on securities positions	
A. Money market funds	-
B. Undue concentration	-
Net capital at December 31, 2002	$ 14,520
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued expenses	882
Aggregate indebtedness at December 31, 2002	$ 882
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital at December 31, 2002	$ 14,520
Minimum net capital required	5,000
Excess capital	$ 9,520
Ratio: Aggregate indebtedness to net capital	0.061 to 1

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
DP Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of DP Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17-a-13 or
3. Complying with the requirements for prompt payment for securities under the Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

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management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Projection of any evaluation of the system of internal contents to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other purpose.

Grant Thornton LLP

Irvine, California
February 7, 2003